FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Scrip Dividend result	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Further the communication published on December 4, 2020, the Company informs that on December 28, 2020 the free-of charge allotment rights trading period for the second capital increase with charge to reserves related to the shareholder compensation by means of a scrip dividend (“Telefónica’s Flexible Dividend”), ended.
The shareholders of 33.12 % of the free-of-charge allotment rights have accepted the purchase commitment assumed by Telefónica, S.A. The gross amount to be paid by Telefónica, S.A. for these rights amounts to 342,323,986.80 euros. The company has waived the rights thus acquired, that have been amortized.
On the other hand, the shareholders of 66.88% of the free-of-charge allotment rights have opted to receive new shares of Telefónica S.A. Therefore, the final number of ordinary shares with a nominal value of 1 euro issued in the capital increase is 197,993,390, corresponding to 3.72 % of the share capital, being the amount of the capital increase 197,993,390 euros. As a result, the amount of the share capital of Telefónica, S.A. after the capital increase has been set at 5,526,431,062 euros, divided into 5,526,431,062 shares.
Also, it is expected that the new shares will be admitted to listing on the four Spanish Stock Exchanges and will be traded on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil Español) next, January 12, 2021 so that the ordinary trading of the new shares in Spain will begin on, January 13, 2021. The admission to listing of the new shares on the different foreign Stock Exchanges where Telefónica, S.A. is listed will also be requested.

Madrid, December 30, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	December 30, 2020	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors